TIGER JIUJIANG MINING, INC.

August 10, 2011

Division of Corporate Finance,
Securities & Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re:	Tiger Jiujiang Mining, Inc.
Amended Registration Statement on Form S-1 Filed on August 10, 2011
File Number 333-166823

We have reviewed your comment letter dated June 13, 2011, regarding the above filing, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing. In addition, our letter provides an explanation of our response and, where applicable, quotes the amended wording.

General

1.	In each instance where we have discussed the engagement of engineers and geoscientists we have inserted the following:

Neither we nor Kiukiang have hired any engineers or geoscientists.

2.	We have clarified who will perform and control the exploration work throughout the registration statement as noted above. In addition, we have modified the paragraph in question so that it now reads:

When the financing contemplated under this registration statement has been completed Tiger will contract with a local company to conduct the first phase of exploration and will direct the exploration program with funding jointly provided by Tiger and Kiukiang.

We have made it quite clear throughout the filing that regardless of the results of phase I Tiger has the absolute decision as to whether we will proceed to phase II and that neither Kiukiang nor Jiangxi will have influence over that decision. We have also added such wording where appropriate to add clarification or reinforcement.

Risk Factors – Page 7

3.	We have added the following wording to the end of the risk factor to clarify the risk:

“If we were to fail, after the exercise of the option, to make the required $25,000 annual payment as prepayment of the net smelter royalty we would be in default of section 5.1(c) of the option agreement and would have to remedy the default. If we failed to remedy the default this would result in the loss of the interest in the property and would force us to cease operations”.

6F, No.81 Meishu East 6 Road, Kaohsiung, Taiwan 804
Phone: (360) 353-4013 Fax: (866) 850-5680 e-mail: tigerjiujiang@gmail.com

Mr. H. Roger Schwall	2.
Securities & Exchange Commission
August 10, 2011

4.	We have altered the section such that it now reads as follows:

“We are not considered, at this time, a resident enterprise under the Enterprise Income Tax Law and will not be until such time as we formally enter into a Chinese joint venture with Kiukiang. Such a joint venture would not be formed until some extended period after the completion and evaluation of the second stage and later stages of exploration on our optioned exploration property which, at the very earliest, would be some time in 2015 following at least two additional significant phases of exploration where we had indications that there may be a ‘reserve’ as that term is defined under Industry Guide 7. There will be a significant period of time between the completion of phase II and the amount of additional exploration work that will be required to determine whether the property has merit and indications were confirmed that a ‘reserve’ existed on the property. Should the project progress to a certain point whereby reserves were indicated and we see that we would be engaged in property development, versus exploration, we would need to form a Chinese joint venture.”

Financial Statements

Mining Exploration Costs – Page F-7

5.

We have updated our financial statements to May 31, 2011, and have altered the section pertaining to mining exploration costs such that it now reads as follows in its entirety (and conforms to previously filed notes for May 31, 2010, August 31, 2010, and November 30, 2010) and have altered the audited financial statements at February 28, 2011, to reflect the same:

“The Company is primarily engaged in the acquisition, exploration, and development of mineral properties.

Mineral property acquisitions are initially capitalized as tangible assets when purchased in accordance with FASB ASC 805-20-55-37. At the end of each fiscal quarter, the Company assesses the carrying costs for impairment. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs will be amortized using the units-of-production method over the estimated life of the proven and probable reserves.

Mineral property exploration costs are expensed as incurred.

As of May 31, 2010 the Company has not established any proven or probable reserves on its mineral properties and has incurred no acquisition or exploration costs.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.”

Note 6 - Commitments

6.	We have altered the section in question to read identical to the registration statement as follows:

Mr. H. Roger Schwall	3.
Securities & Exchange Commission
August 10, 2011

“Under the terms of the agreement and the amendment, Kiukiang granted to Tiger the right to acquire 50% of the right, title and interest of Kiukiang in the property, subject to its receiving annual payments and a royalty, in accordance with the terms of the agreement, as follows:

(a)	Tiger contributing exploration expenditures on the property of a minimum of $15,000 on or before May 31, 2012;

(b)	Tiger contributing exploration expenditures of a further US $45,000 for aggregate minimum contributed exploration expenses of $60,000 on or before May 31, 2013;

(c)

Tiger shall allot and issue 1,000,000 shares in the capital of Tiger to Kiukiang upon completion of a phase I exploration program as recommended by a competent geologist with the proviso that the report recommends further work be carried out on the Tiger property;

(d)	Tiger will pay to Kiukiang an annual royalty equal to three percent (3%) of Net Smelter Returns;

(e)	Upon exercise of the option, Tiger will pay to Kiukiang $25,000 per annum commencing on May 31, 2015, as prepayment of the NSR; and

(f)

Tiger has the right to acquire an additional 25% of the right, title and interest in and to the property by the payment of $10,000 and by incurring an additional $50,000 in exploration expenditures on or before May 31, 2014.

Further, the Agreement and the Option will terminate:

(a)	on May 31, 2012 at 11:59 P.M., unless on or before that date, Tiger Jiujiang has incurred exploration expenditures of a minimum of US $20,000 on the Property;

(b)	on May 31, 2013 at 11:59 P.M., unless on or before that date, Tiger Jiujiang has incurred exploration expenditures of a cumulative minimum of US $60,000 on the Property;

(c)	at 11:59 P.M. on May 31 of each and every year, commencing on May 31, 2015, unless Tiger Jiujiang has paid to Kiukiang the sum of US $25,000 on or before that date.”

Yours truly,
TIGER JIUJIANG MINING, INC.

/s/	“Chang Ya-Ping”

Chang Ya-Ping
President